October 28, 2014

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Envestnet, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 17, 2014

File No. 1-34835

Dear Ms. Thompson:

Thank you for your letter dated October 15, 2014 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2013 filed by Envestnet, Inc. (the “Company”) on March 17, 2014.

We appreciate the effort that went into the Staff’s comments.  We have reproduced the Staff’s comment letter below and have provided our response following the comment.

Item 9A. Controls and Procedures, page 79

Management’s Report on Internal Control Over Financial Reporting, page 79

3.                                      Comment:  We have reviewed your responses to comments 3, 4 and 5 in our letter dated September 18, 2014.  We note that your September 30, 2013 Form 10-Q disclosed that you “identified a material weakness, as described below, in internal control over financial reporting as of September 30, 2013” and that you were “in the process of executing remediation plans that address the material weakness.”  We do not believe it is obvious form those disclosures that the material weakness had been remediated prior to September 30, 2013, and therefore we are unable to agree that a reasonable investor would conclude that the disclosure in your 2013 10-K was intended to indicate that management concluded internal control over financial reporting was effective at December 31, 2013.  We continue to believe you should amend your Form 10-K to provide your assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year.  Additionally, in your amendment, please disclosure the following:

•                  Disclose that your registered public accounting firm audited the financial statements included in the annual report and has included an attestation report on your internal controls over financial reporting.

•                  Disclose, if true, that you remediated the material weakness identified in your 2012 Form 10-K during the first three quarters of 2013 and that there were no changes in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Alternatively, you may amend your September 30, 2014 Form 10-Q to revise the apparently incorrect disclosures that you “identified a material weakness, as described below, in internal control over financial reporting as of September 30, 2013” and that you were “in the process of executing remediation plans that address the material weakness” since these disclosures indicate that the material weakness still existed at September 30, 2013.  Without revising the disclosure in either your September 30, 2013 Form 10-Q or your December 31, 2013 Form 10-K, your readers will be unable to understand how you concluded that you had a material weakness at September 30, 2013, concluded you had no material weaknesses at December 31, 2013, and had no changes in your internal controls during your fourth quarter.”

Response:  The Company acknowledges the Staff’s comment.  Prior to the fourth quarter of fiscal 2013, the Company had completed its review of the tax accounting process and had identified certain controls, including an annual control over the preparation and review of the Company’s income tax provision and enhanced controls over the preparation and review of the Company’s analysis and conclusions for all technical tax accounting matters.  During the fourth quarter of 2013, the Company formally instituted these additional controls and completed its testing of such controls.  As a result, the Company will amend its 2013 Form 10-K as follows:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2013, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorizations of management and directors of the company; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Wealth Management Solutions (“WMS”), from its assessment of internal control over financial reporting as of December 31, 2013, because WMS was acquired by us in the third quarter of 2013. WMS had total assets of $30,929,000 and had total revenues of $33,517,000, as of and for the year ended December 31, 2013.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on their evaluation under the COSO framework, our principal executive officer and our principal financial officer concluded that as of December 31, 2013, our internal controls over financial reporting were effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013 included in “Item 9A. Controls and Procedures.”

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2013, we completed our remediation plan related to the previously reported material weakness for inadequate and ineffective controls over accounting for income taxes.  We finalized our review of the tax accounting process and identified certain controls to mitigate the material weakness, including an annual control over the preparation and review of the our income tax provision and enhanced controls over the preparation and review of the Company’s analysis and conclusions for all technical tax accounting matters.  During the three months ended December 31, 2013, we formally instituted these additional controls and completed our testing of such controls.  There were no other changes in our internal controls over financial reporting during the three months ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.”

*     *     *     *     *

In connection with these responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team.  Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer